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EXHIBIT 2.5

ASSET PURCHASE AGREEMENT

        THIS ASSET PURCHASE AGREEMENT (this "Agreement") is made as of February 26, 2003 (the "Effective Date") between FIBER NETWORK SOLUTIONS, INC., an Ohio corporation, with its principal place of business at 6816 Lauffer Road, Columbus, OH 43231 ("Seller"), and COGENT GREAT LAKES COMMUNICATIONS, INC., a Delaware corporation, with its principal place of business at 1015 31st St., N.W., Washington, DC 20007 ("Purchaser").

I. SALE AND PURCHASE OF ASSETS

        1.1.    Purchase and Sale.    Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller shall sell and assign to Purchaser all right, title and interest of Sellers in, to and under the assets, properties and rights (collectively, the "Assets") described in Sections 1.1(a) through 1.1(l) below and/or listed on attached Schedule A, and Purchaser shall purchase, acquire and accept from Seller its right, title and interest in, to and under the Assumed Contracts, subject to the Assumed Liabilities as provided in Section 1.2 below:

          (a)  All of Seller's right, title and interest in and to the agreements ("Assumed Contracts") listed on attached Schedule A, including those whereby Seller provides bandwidth enabled data services ("Services") for customers ("Customers");

          (b)  Originals or copies of all books, records, manuals and other materials (in any form or medium) relating to or used with the Assumed Contracts (collectively, "Books and Records"), including, without limitation, any customer contracts, price lists, correspondence, mailing lists, lists of customers, distribution lists, photographs, sales and promotional materials and records, operating records, data books, Intellectual Property disclosures, media materials and plates, accounting records, sales order files and litigation files (except to the extent that doing so would waive the attorney-client privilege and Purchaser does not assume the full responsibility and liability for the underlying litigation), operating, safety and maintenance manuals, peering agreements or arrangements, engineering design plans, blueprints and as-built plans, specifications, procedures, books of account, customer telephone numbers, addresses and other contact information, lock box account numbers, billing records and payment history, all regulatory filings and other similar items of Seller in connection with the provision of Service under the Assumed Contracts;

          (c)  All accounts receivable arising from the Assumed Contracts, all cash and other proceeds arising therefrom, and all other rights to collections of monies, including previously written off accounts;

          (d)  All deferred revenue, allowances, deposits, or prepayments associated with the Assumed Contracts ("Prepaid Revenue");

          (e)  All cash and cash equivalents, and all bank, custody and investment accounts;

          (f)    All of the fixtures, machinery, equipment, fixed assets, furniture, tools, vehicles, maintenance equipment, computer hardware and other tangible personal property related to the Assumed Contracts, provided, however, that equipment in Seller's Network Operations Center ("NOC") that is owned free and clear (not leased) by Seller (hereinafter referred to as "Owned NOC Equipment") shall not be an Asset transferred to Purchaser but rather shall be provided to Purchaser to use and to attempt to sell, as provided in Section 2.5 below, and Purchaser shall be entitled to use any leased equipment for at least ten (10) business days after the Closing, at no extra charge;

          (g)  To the fullest extent legally transferable pursuant to applicable Law, the licenses, permits, franchises and other authorizations of any Governmental Entity relating to the Assumed Contracts;

          (h)  To the fullest extent legally transferable pursuant to applicable Law, all of Seller's previously untransferred intellectual property, including, without limitation, all patents, patent registrations, patent applications, trademarks, trademark registrations, trademark applications, tradenames, copyrights, copyright applications, or copyright registrations, registrations, confidentiality, research, and license agreements, intranet networks and all software or systems related to the Assets, including source codes and object codes;

          (i)    All employment agreements, including non-compete agreements;

          (j)    All of Seller's claims, causes of action, litigation and other rights against all other Persons, but only to the extent that the same arise out of or relate to the Assets as scheduled;

          (k)  All inventory of Seller; and

          (l)    Any other assets of Seller not specifically excluded hereunder.

        1.2.    Assumption and Exclusion of Liabilities and Liens.

          (a)  Purchaser shall assume any liability or obligation of Seller (including any and all liens, claims, security interests, charges, encumbrances or title retention agreements of any kind or nature ("Liens")) associated with any debt or other liability arising under any contract assumed by Purchaser (collectively, the "Assumed Liabilities"), but only as such Assumed Liabilities are listed on attached Schedule B.

          (b)  Notwithstanding Section 1.2(a), Purchaser shall not assume the following liabilities (collectively, the "Excluded Liabilities") of Seller or David J. Koch or Kyle C. Bacon:

              (i)  Any liability or obligation of Seller unless expressly provided in Section 1.2(a);

            (ii)  Any liability or obligation associated with the September 2000 Note to Juergen and Susan Klimke and their successors or assigns, or the November 1999 Lease covering Seller's headquarters at 6816 Lauffer Road, Columbus, OH 43231 signed with Anita Klimke and Juergen Klimke Partnership and its successors or assigns;

            (iii)  Any liability or obligation associated with any commissions or other consideration due to McDonald Investments and its successors or assigns;

            (iv)  Any liability or obligation associated with any agreement with Relational Funding Corporation and its successors or assigns;

            (v)  Any liability or obligation associated with any agreement with GE Capital Corporation and its successors or assigns;

            (vi)  Any liability or obligation associated with any agreement with Fore Financial Services/Marconi Communications, Inc. and its successors or assigns;

          (vii)  Any liability or obligation associated with any agreement with Key Corporate Capital, Inc. and KeyBank National Association and its successors or assigns;

          (viii)  Any liability or obligation associated with any agreement with James Bacon and his successors or assigns;

            (ix)  Any liability or obligation of Seller to any of its former or current employees, applicants or affiliates, except as listed on attached Schedule B;

            (x)  Any accounts payable, current liability or other liability of Seller to any creditor, except as listed on attached Schedule B or otherwise incurred in accordance with this Agreement or with the consent of Purchaser;

            (xi)  Any liability of Seller to any other affiliate of Seller, except as listed on attached Schedule B; and

          (xii)  Any outage credits or allowances associated with the Assumed Contracts, except as listed on attached Schedule B.

        1.3.    Consideration.    The consideration for the Assets (the "Consideration") shall be ten dollars ($10.00) in cash, receipt of which is hereby acknowledged, the assumption of the Assumed Liabilities (but not the Excluded Liabilities) of Seller, and such other good and valuable consideration as provided herein.

        1.4.    Cogent Options.    As part of the Consideration and in return for certain consulting services provided by Seller in reducing its liabilities, Purchaser shall grant (or cause to be granted) to Seller (or designated third party) an option to purchase One Hundred and Twenty Thousand (120,000) shares of common stock (as described below) of Purchaser's parent company, Cogent Communications Group, Inc. ("Cogent Group"). Such options shall be fully vested with an exercise deadline of five (5) years from date of grant, with the strike price being based on the then-current market price. Seller (or designated third party) will receive registered shares on the same basis and timeframe that Cogent Group's employees receive registered shares pursuant to Cogent Group's incentive option plan. A form of the option agreement is attached as Exhibit 1.

II. THE CLOSING

        2.1.    Closing Date.    The Closing of the transactions contemplated herein (the "Closing") shall take place at a mutually agreed-upon location on a date mutually agreed that is no later than five (5) days following the satisfaction or waiver of the conditions to the Closing set forth in Section V ("Closing Date"), and in any event is no later than February 24, 2003 or at such other date as mutually agreed upon by the parties.

        2.2.    Transactions to be effected at the Closing.

          (a)    Deliveries by Seller.    At the Closing, in addition to the other items required to be delivered or performed hereunder, Seller shall deliver to Purchaser (i) the Assets; (ii) such appropriately executed sale agreements, and other instruments, providing for Seller's sale the Assumed Contracts, in form and substance reasonably satisfactory to Purchaser; (iii) the Releases (as defined below in Section 3.1(b)); and (iv) such other documents or instruments reasonably requested by Purchaser or its agents to confirm or carry out Seller's performance of the covenants and satisfaction of the conditions required by Seller by this Agreement and the documents contemplated hereby.

          (b)    Deliveries by Purchaser.    At the Closing, in addition to the other items required to be delivered or performed hereunder, Purchaser shall deliver to Seller (i) such appropriately executed assumption and assignment agreements, and other instruments, providing for Purchaser's assumption of, and agreement to abide by the terms and conditions of, the Assumed Contracts, in form and substance reasonably satisfactory to Seller; and (ii) such other documents or instruments reasonably requested by Seller or its agents to confirm or carry out Purchaser's performance of the covenants and satisfaction of the conditions required of Purchaser by this Agreement and the documents contemplated hereby.

        2.3.    Assistance.    Seller shall provide reasonable assistance to Purchaser in notifying customers of the Assumed Contracts as to Purchaser's acquisition of the Assumed Contracts and related information such as new points of contact and payment instructions.

        2.4.    David J. Koch Employment.    Purchaser shall employ David J. Koch as an employee for at least one (1) day after the Closing, entitling Mr. Koch to benefits typically available to fulltime employees of Purchaser, including but not limited to immediate health insurance benefits (including Cobra).

        2.5.    Return or Sale of Seller's Owned NOC Equipment.    From the Closing Date until Purchaser has determined that it has completed the migration of Seller's Customers to Purchaser's Network and Purchaser's own NOC is monitoring all Customers ("Migration Completion"), Seller shall allow Purchaser to use any Owned NOC Equipment to assist in the Customer migration. Upon Migration Completion, Purchaser will arrange for sale of such Owned NOC Equipment on commercially reasonable terms and delivery of proceeds to Seller (or Seller's designated third party); provided, however, that Purchaser's obligation to attempt to sell such Owned NOC Equipment shall only exist for 180 days after the Closing and if no commercially reasonable sale has occurred as of that time, the Owned NOC Equipment will stay with Seller. Such Owned NOC Equipment shall be listed in attached Schedule D.

III. REPRESENTATIONS AND WARRANTIES

        3.1.    Representations and Warranties of Seller.    Seller hereby represents and warrants to Purchaser as follows:

          (a)    Organization, Standing and Power.    Seller is an Ohio corporation validly existing and in good standing, and has the requisite power and authority to carry on its business as now being conducted. Seller is duly licensed or qualified to do business in the jurisdictions where it is required to be so qualified or licensed.

          (b)    Authority.    Seller has the requisite legal power and authority to execute, deliver and perform its obligations under this Agreement and each of the agreements and other documents to be entered into by it at the Closing pursuant hereto (the "Seller Ancillary Documents") and to consummate the transactions contemplated hereby and thereby to be consummated by it at the Closing. The execution and delivery of this Agreement and the Seller Ancillary Documents and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of Seller. This Agreement has been, and at the Closing, each Seller Ancillary Document will be, duly executed and delivered by Seller. This Agreement constitutes, and at the Closing, each Seller Ancillary Document will constitute, the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms. Schedule C lists all releases, settlements and waivers (the "Releases") under any of Seller's agreements, contracts, licenses, leases, notes or other obligations necessary to be obtained in connection with the consummation of the transactions contemplated hereby, and Seller has obtained all such Releases on or prior to the Closing Date.

          (c)    Consents.    No consent, approval, license, permit, order or authorization of, or registration or filing with, or declaration of, any governmental authority is required to be obtained or made by Seller in connection with the execution and delivery by Seller of this Agreement or the Seller Ancillary Documents to which it is a party or the consummation by Seller of the transactions contemplated hereby or thereby to be consummated by it at the Closing (a "Seller Transaction Consent"), except for (i) compliance with, and notices and filings under or with respect to the permits or laws relating thereto, (ii) filings of record with respect to the Assumed Contracts or its Ancillary Documents, (iii) filings with respect to taxes (including without limitation transfer taxes), (iv) those that may be required solely by reason of its participation in the transactions contemplated hereby, and (v) those the failure of which to obtain or make, individually or in the aggregate, would not materially impair its ability to perform its obligations under this Agreement and its Ancillary Documents.

          (d)    Compliance With Applicable Laws.    Seller is in compliance in all material respects with all laws and orders which are applicable to it in relation to the Assets. Seller has not (i) received any written notice alleging any non-compliance of the Assets in any material respect with any such laws or orders or (ii) received any written notice of any criminal or material administrative or civil investigation or audit by any governmental authority relating to the Assets, in each case which remains outstanding and unresolved.

          (e)    Title to Assets Without Liabilities, Except as Scheduled.    Upon the consummation of the transactions contemplated hereby, Purchaser will acquire title to the Assets, free and clear of and from any liability or obligation of Seller, including any Liens, except as such Assumed Liabilities and Liens are listed on attached Schedule B.

          (f)    Assignment of Assets.    The Assets are assignable to Purchaser by Seller without any written notices to or consents from the Customers that have not been given or obtained, and such assignment does not trigger any early termination rights of such Customers, or penalties to Purchaser.

          (g)    No Other Agreements.    To the best of Seller's knowledge, there are no other agreements between Purchaser and Seller, their employees, officers, directors, affiliates, successors or assigns and any other party associated with this Agreement, other than the Term Sheet executed on January 14, 2003.

          (h)    Assumed Contracts.    Schedule A sets forth a complete and correct list of the Assumed Contracts. Seller has delivered to Purchaser complete and correct copies of the Assumed Contracts and there are no other contracts, agreements, arrangements or understandings pursuant to which Seller provides Services to Customers. Each Assumed Contract is legal, valid, binding, enforceable, and in full force and effect and neither Seller nor any other party is in default, violation or breach in any respect under any Assumed Contract and no event has occurred and is continuing that constitutes or, with notice or the passage of time or both, would constitute a default, violation or breach in any respect under any Assumed Contract. Except as set forth on Schedule D, no consent is required under any of the Assumed Contracts in order for the Assumed Contracts to be assigned by Seller to Purchaser or for Purchaser to enjoy the full benefits of the Assumed Contracts upon consummation of the transactions contemplated hereby.

        3.2.    Representations and Warranties of Purchaser.    Purchaser hereby represents and warrants to Seller as follows:

          (a)    Organization, Standing and Power.    Purchaser is a corporation validly existing and in good standing under the laws of its state of incorporation, and has the requisite power and authority to carry on its business as now being conducted. Purchaser is duly licensed or qualified to do business in the jurisdictions where it is required to be so qualified or licensed.

          (b)    Authority; Absence of Conflicts.    Purchaser has the requisite power and authority to execute, deliver and perform its obligations under this Agreement and the agreements and other documents to be entered into by it at the Closing pursuant hereto (the "Purchaser Ancillary Documents") and to consummate the transactions contemplated hereby and thereby to be consummated by it at the Closing. The execution and delivery of this Agreement and the Purchaser Ancillary Documents and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Purchaser and will not require the approval of the shareholders of Purchaser. This Agreement has been, and at the Closing, each Purchaser Ancillary Document will be, duly executed and delivered by Purchaser. This Agreement constitutes, and at the Closing, each of the Purchaser Ancillary Documents will constitute, the legal, valid and binding obligation of Purchaser, enforceable against it in accordance with its terms.

          (c)    Consents.    No consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, any governmental authority is required to be obtained or made by or with respect to Purchaser in connection with the execution and delivery of this Agreement or the Purchaser Ancillary Documents or the consummation of the transactions contemplated hereby or thereby to be consummated by Purchaser at the Closing (a "Purchaser Transaction Consent"), except for (i) compliance with, and notices and filings under or with respect to the permits or laws relating thereto, (ii) filings of record with respect to the Assets or its Ancillary Documents, (iii) filings with respect to taxes (including without limitation transfer taxes), (iv) those that may be required solely by reason of its participation in the transactions contemplated hereby, and (v) those the failure of which to obtain or make, individually or in the aggregate, would not materially impair its ability to perform its obligations under this Agreement and its Ancillary Documents.

          (d)    No Other Agreements.    To the best of Purchaser's knowledge, there are no other agreements between Purchaser and Seller, their employees, officers, directors, affiliates, successors or assigns and any other party associated with this Agreement, other than the Term Sheet executed on January 14, 2003.

IV. COVENANTS

        4.1.    Covenants Relating to Conduct of Business.    During the period from the date of this Agreement and continuing until the Closing, Seller shall not do any of the following with respect to the Assets, except as expressly provided in this Agreement or to the extent that Purchaser shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed): (a) sell, lease or mortgage, pledge or otherwise dispose of any of the Assets; (b) amend or modify any of the Assets; (c) sign any new material commitments, contracts, or agreements, or enter into any material liabilities; or (d) agree, whether in writing or otherwise, to do any of the foregoing.

        4.2.    Access to Information.    Seller shall afford to Purchaser and its accountants, counsel and other representatives reasonable access during normal business hours during the period prior to the Closing to all the properties, books, records, contracts, and commitments of the Seller relating to the Assets.

        4.3.    Prompt Closing.    Subject to the terms and conditions of this Agreement, each party shall use its commercially reasonable efforts to cause the Closing to occur as promptly as practicable.

        4.4.    Expenses.    Whether or not the Closing takes place, and except as otherwise specifically provided in this Agreement (including with respect to transfer taxes), all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses, except that if the Closing takes place, Purchaser shall pay the Closing costs of Seller as listed on attached Schedule B.

        4.5.    Brokers or Finders.

          (a)  Purchaser represents, as to itself and its affiliates, that no agent, broker, investment banker or other person is or will be entitled to any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement, and Purchaser agrees to indemnify and hold Seller harmless from and against any and all claims, liabilities or obligations with respect to any other fees, commissions or expenses asserted by any person on the basis of any act or statement alleged to have been made by Purchaser or its affiliates.

          (b)  Seller represents, as to itself and its affiliates, that no agent, broker, investment banker or other person is or will be entitled to any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement, including but not limited to McDonald Investments, and Seller agrees to indemnify and hold Purchaser harmless from and against any and all claims, liabilities or obligations with respect to any other fees, commissions or expenses asserted by any person on the basis of any act or statement alleged to have been made by Seller or its affiliates.

        4.6.    Additional Agreements.    After the Closing, each of Purchaser and Seller, at their own expense, promptly will execute and deliver or cause to be executed and delivered to or as directed by the requesting party such assignments, deeds, bills of sale, assumption agreements, consents and other instruments of transfer or assumption and take such further and other actions as Purchaser or its counsel or Seller or its counsel may reasonably request as necessary or desirable in order to effect or further evidence the implementation of the sale and assignment of the Assets to Purchaser as specified in Section 1.1 and in order to carry out the purposes and intent of this Agreement and the Ancillary Documents.

        4.7.    Notice of Developments.    Seller shall notify Purchaser in writing of any developments (or the absence thereof) that occur relating to the Assets or Seller's liabilities up through the Closing Date. Such notices shall be supplied no less than once a week, or at any time a development has occurred which reasonably could be viewed as having a value or liability of $10,000 or more.

V. CONDITIONS PRECEDENT

        5.1.    Conditions to Obligation of Purchaser.    The obligation of Purchaser to purchase the Assets and to perform its other covenants hereunder required to be performed on or after the Closing is subject to the satisfaction at and as of the Closing, or waiver by Purchaser in writing, of each of the following conditions:

          (a)    Representations and Warranties.    The representations and warranties of Seller set forth in Section 3.1 of this Agreement shall be true and correct in all material respects as of immediately prior to the Closing as though made at and as of immediately prior to the Closing exactly as written herein (including references therein to "the date of this Agreement", "the date hereof" or the like, or any other specified date), except for changes permitted or contemplated by this Agreement, and Purchaser shall have received a certificate signed by authorized officers or members of Seller signing on behalf of Seller to such effect.

          (b)    Performance of Obligations of Seller.    Seller shall have performed or complied in all material respects with all obligations, conditions and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing, and Purchaser shall have received a certificate signed by authorized officers or members of Seller signing on behalf of Seller to that effect.

          (c)    Licenses, Permits.    All permits, licenses, consents, approvals and notices necessary to assign the applicable Assets shall have been obtained.

          (d)    Material Adverse Change Regarding Assets.    There shall have been no material adverse change regarding the Assets since Purchaser's review of Seller's information concerning the Assets in January 2003, including but not limited to (i) number of customers; (ii) status as customer (i.e., all such customers are in fact customers with a live local loop or other acceptable service delivery method (i.e., Ethernet) at the Closing Date); (iii) revenue associated with customers; or (iv) terms of the Assumed Contracts.

          (e)    Material Adverse Change Regarding Liabilities.    There shall have been no material adverse change regarding the liabilities or Liens of Seller since Purchaser's review of Seller's information concerning the liabilities in January 2003, including but not limited to the Assumed and Excluded Liabilities.

          (f)    Releases.    Seller shall have delivered to Purchaser the Releases from all relevant parties releasing Purchaser, David J. Koch and Kyle C. Bacon from any and all liabilities or obligations associated the contracts, notes or other obligations listed on Schedule C. No Release shall contain or shall be subject to or contingent upon any conditions or restrictions that are not reasonably satisfactory to Purchaser.

          (g)    Non-Compete Agreements of David J. Koch and Kyle C. Bacon.    David J. Koch and Kyle C. Bacon shall have executed Non-Compete Agreements with Purchaser.

        5.2.    Conditions to Obligation of Seller.    The obligations of Seller to sell and assign (or cause to be sold and assigned) the Assets and to perform their other covenants hereunder required to be performed on or after the Closing is subject to the satisfaction, at and as of the Closing, or waiver by Seller in writing, of each of the following conditions:

          (a)    Representations and Warranties.    The representations and warranties of Purchaser set forth in Section 3.2 of this Agreement shall be true and correct in all material respects as of immediately prior to the Closing as though made at and as of the Closing exactly as written herein (including references therein to "the date of this Agreement", "the date hereof" or the like, or to any other specified date), except for changes permitted or contemplated by this Agreement, and Seller shall have received a certificate signed by authorized officers or members of Purchaser signing on behalf of Purchaser to such effect.

          (b)    Performance of Obligations of Purchaser.    Purchaser shall have performed or complied in all material respects with all obligations, conditions and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing.

          (c)    Releases.    Seller shall have received the Releases from all relevant parties releasing Purchaser, David J. Koch and Kyle C. Bacon from any and all liabilities or obligations associated the contracts, notes or other obligations listed on Schedule C. Seller shall also supply Purchaser with proof of payment in full for the equipment/debt associated with the Ervin Leasing Company equipment, as evidenced by UCC equipment lease filing with the Ohio Secretary of State (File No. AP0133910, dd. 3/22/99) and in Franklin County, Ohio (File No. 199903220069466, dd. 3/22/99). No Release shall contain or shall be subject to or contingent upon any conditions or restrictions that are not reasonably satisfactory to Seller.

VI. TERMINATION, AMENDMENT AND WAIVER

        6.1.    Termination.

          (a)  Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing:

              (i)  by mutual written consent of Seller and Purchaser;

            (ii)  by Seller if any of the conditions set forth in Section 5.2 shall have not been fulfilled within forty-five (45) days of the date of this Agreement or become incapable of fulfillment, and shall not have been waived in writing by Seller, provided, however, that the right to terminate this Agreement under this Section 6.1(a)(ii) shall not be available to Seller if the failure of Seller to fulfill or comply with any of its obligations under this Agreement shall have been the reason that such condition to Closing shall not have been satisfied on or prior to the Closing Date;

            (iii)  by Purchaser if any of the conditions set forth in Section 5.1 shall have not been fulfilled within forty-five (45) days of the date of this Agreement or become incapable of fulfillment, and shall not have been waived in writing by Purchaser, provided, however, that the right to terminate this Agreement under this Section 6.1(a)(iii) shall not be available to the Purchaser if its failure to fulfill or comply with any of its obligations under this Agreement shall have been the reason that such condition to Closing shall not have been satisfied on or prior to the Closing Date;

  provided, however, that the party seeking termination pursuant to clause (ii) or (iii) is not in breach in any material respect of any of its representations, warranties, covenants or agreements contained in this Agreement.

          (b)  If the transactions contemplated by this Agreement are terminated as provided herein, Purchaser shall return to Seller or destroy all documents and other material received from Seller or any of its affiliates relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof.

          (c)  If this Agreement is terminated and the transactions contemplated hereby are abandoned as described in this Section 6.1, this Agreement shall become null and void and of no further force and effect, except for the provisions of (i) this Agreement relating to expenses (including Section 4.4), (ii) Section 4.5 relating to finder's fees and broker's fees, and (iii) this Section 6.1. Nothing herein shall be deemed to release any party hereto from any liability for any breach, prior to termination of this Agreement, by such party of its obligations or covenants under this Agreement.

        6.2.    Amendments and Waivers.    This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. By an instrument in writing Purchaser, on the one hand, or Seller, on the other hand, may waive compliance by Seller, or by Purchaser, respectively, with any term or provision of this Agreement that such party was or is obligated to comply with or perform.

VII. GENERAL PROVISIONS

        7.1.    Notices.    All notices and other communications hereunder shall be in writing (including telecopy or similar writing) and shall be sent, delivered or mailed, addressed or telecopied:

Purchaser	Seller
Cogent Great Lakes Communications, Inc. 1015 31st Street, N.W. Washington, D.C. 20007 Phone: 202-295-4200 Fax: 202-338-8798 Attn.: General Counsel	Fiber Network Solutions, Inc. 6816 Lauffer Road Columbus, Ohio 43230 Phone: 614-899-9687 Fax: 614-899-9924 Attn.: General Counsel
With a copy to: David W. Wood, Esq. Ellis & Venable 33 N. High Street Columbus, OH 43215 Phone: 614-221-2422 Fax: 614-221-5244 Email: dwood@ellisvenable.com

Each such notice or other communication shall be given by (i) hand delivery, (ii) nationally recognized courier service, or (iii) telecopy, receipt confirmed, and immediately followed by U.S. mail. Each such notice or communication shall be effective (i) if delivered by hand or by nationally recognized courier service against receipt therefor, when delivered at the address specified herein (or in accordance with the latest unrevoked direction from such party) and (ii) if given by telecopy, when such telecopy is transmitted to the telecopy number specified herein (or in accordance with the latest unrevoked direction from such party), and confirmation is received.

        7.2.    Interpretation.

          (a)  When a reference is made in this Agreement to a Section, Schedule or Exhibit, such reference shall be to a Section of, or a Schedule or Exhibit to, this Agreement unless otherwise indicated.

          (b)  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

          (c)  For purposes of any indemnification provision in this Agreement, the word "expenses" shall mean out-of-pocket expenses, and shall not include any allocations of internal salaries and other expenses.

          (d)  Whenever the words "included", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". Whenever the word "material" is used in this Agreement (except when used with respect to the Purchaser), it shall mean material to the business or financial condition of the Assets or the Assumed Liabilities.

          (e)  Whenever reference is made to knowledge, it shall mean as follows: (a) an individual will be deemed to have "knowledge" of a particular fact or other matter if (i) such individual is actually aware of such fact or other matter, or (ii) such individual would reasonably be expected to investigate and discover or otherwise become aware of such fact or other matter in the course of Sellers or Purchaser conducting a reasonable investigation in connection with the preparation or execution of this Agreement; and (b) a person other than an individual will be deemed to have "knowledge" of a particular fact or other matter if any individual who is serving as a director, or executive officer of such person (or in any similar executive capacity) has knowledge of such fact or other matter.

          (f)    Any matter set forth in any disclosure Schedule shall be deemed set forth in all other disclosure Schedules to the extent relevant.

          (g)  This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

        7.3.    Severability.    If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof (or the remaining portion thereof) or the application of such provision to any other persons or circumstances.

        7.4.    Counterparts.    This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered (including by telecopy) to the other party.

        7.5.    Entire Agreement; No Third Party Beneficiaries.    This Agreement including its Schedules, the Exhibits, the Sellers Ancillary Documents and the Purchaser Ancillary Documents constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof are not intended to confer upon any person other than the parties hereto and their successors and permitted assigns any rights or remedies hereunder, except as otherwise set forth herein.

        7.6.    Applicable law and Jurisdiction.    Except as otherwise specifically provided herein, this Agreement (and all documents, instruments and agreements executed and delivered pursuant to the terms and provisions hereof) shall be governed by and construed and enforced in accordance with the laws of the District of Columbia without giving effect to the principles of conflicts of laws. Each party hereto agrees that such dispute or other matters may be heard in the United States District Court for the District of Columbia and the parties hereto hereby irrevocably submit to the jurisdiction of such courts in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

SELLER: FIBER NETWORK SOLUTIONS, INC.
By	/s/ KYLE BACON
Name:	Kyle Bacon
Title:	EVP & COO
PURCHASER: COGENT GREAT LAKES COMMUNICATIONS, INC.
By	/s/ H. HELEN LEE
Name:	H. Helen Lee
Title:	CFO

THE FOLLOWING SCHEDULES AND EXHIBITS HAVE BEEN OMITTED FROM THE ELECTRONIC FORMAT OF THIS DOCUMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION

Schedule A: Assumed Contracts

Schedule B: Assumed Liabilities

Schedule C: Releases

Schedule D: FNSI NOC Inventory Detail

AttachmentA1 B2: Customer Contracts

Exhibit 1: Form of Option Agreement

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  EXHIBIT 2.5
ASSET PURCHASE AGREEMENT
THE FOLLOWING SCHEDULES AND EXHIBITS HAVE BEEN OMITTED FROM THE ELECTRONIC FORMAT OF THIS DOCUMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION